Issuer Free Writing Prospectus Dated September 19, 2018

Filed Pursuant to Rule 433

Registration No. 333-226778

Conifer Holdings, Inc.

$22,000,000

6.75% Senior Unsecured Notes due 2023

PRICING TERM SHEET

Issuer:	Conifer Holdings, Inc. (“Conifer”)

Security:	6.75% Senior Unsecured Notes due 2023 (the “Notes”)

Rating:*	Not Rated

Principal Amount Offered:	$22,000,000

Pricing Date:	September 19, 2018

Settlement Date:	September 24, 2018 (T+3)*

Stated Maturity Date:	September 30, 2023, unless previously redeemed

Annual Coupon:	6.75%, per annum, from and including the Settlement Date

Price to Public:	100% of Principal Amount

Underwriting Discount:	4.0% of Principal Amount

Net Proceeds to Issuer (after underwriting discount, but before expenses):	$21,120,000

Use of Proceeds:	Conifer will use the net proceeds to redeem a portion of its currently-outstanding $30 million principal amount of subordinated notes.

Interest Payment Dates:	Quarterly pay on each March 31, June 30, September 30 and December 31 through the maturity date or redemption date, if earlier. The first interest payment will be made on December 31, 2018.

Interest Payment Record Dates:	Each March 15, June 15, September 15 and December 15.

Day Count Convention:	30/360

Optional Redemption:	Conifer may, at its option, beginning with the interest payment date of September 30, 2021, and on any scheduled interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption.

The Notes will not be entitled to the benefit of any sinking fund. The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.

Subordination; Ranking:	The Notes will be obligations of Conifer and will rank senior in right of payment to any of Conifer’s existing and future indebtedness that is by its terms expressly subordinated or junior in right of payment of the Notes. The Notes will rank equally in right of payment to all of Conifer’s existing and future senior indebtedness, but will be effectively subordinated to any secured indebtedness to the extent of the value of the collateral securing such secured indebtedness. The Notes will be structurally subordinated to the indebtedness and other obligations of Conifer’s subsidiaries. As of June, 2018 Conifer had $29,060,000 in outstanding indebtedness and revolving credit availability of $10.0 million under a secured credit agreement.

Denominations:	$25 minimum denomination and $25 integral multiples thereof.

Events of Default; Remedies:	The Notes will contain certain events of default, the occurrence of which may result in the acceleration of Conifer’s obligations under the Notes in certain circumstances.

Certain Covenants:	The Notes will be issued under an indenture and supplemental indenture (together, the “Indenture”) to be dated as of the issuance date between Conifer and the Trustee. The Indenture contains covenants that, among other things, limit: (i) the ability of Conifer to merge or consolidate, or lease, sell, assign or transfer all or substantially all of its assets; (ii) the ability of Conifer to sell or otherwise dispose of the equity securities of certain of its subsidiaries; (iii) the ability of certain of Conifer’s’ subsidiaries to issue equity securities; (iv) the ability of Conifer to permit certain of its subsidiaries to merge or consolidate, or lease, sell, assign or transfer all or substantially all of their respective assets; and (v) the ability of Conifer and its subsidiaries to incur debt secured by equity securities of certain of its subsidiaries.

Listing:	Conifer has applied to list the Notes on the NASDAQ Global Market under the symbol “CNFRL”. If the listing is approved, trading of the Notes on the NASDAQ Global Market is expected to commence within 30 days after the initial delivery of the Notes. Currently, there is no public market for the Notes.

Further Issuances:	Conifer may, from time to time, without notice to or consent of the holders of the Notes, increase the aggregate principal amount of the Notes outstanding by issuing additional Notes with the same terms as the Notes, except for the issue date and offering price, and such additional Notes shall be consolidated with the Notes issued in this offering to form a single series of Notes.

Trustee:	Wilmington Trust, National Association

Governing Law:	The Indenture and the Notes will be governed by the laws of New York. The Indenture will be subject to the provisions of the Trust Indenture Act of 1939, as amended.

CUSIP / ISIN:	20731J 201 / US20731J2015

Sole Book-Running Manager:	Boenning & Scattergood, Inc.

Co-Manager:	American Capital Partners, LLC

*

Note: It is expected that delivery of the Notes will be made to investors on or about September 24, 2018, which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes will initially settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date of pricing should consult their own advisors.

The Issuer has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Boenning & Scattergood, Inc., 4 Tower Bridge, Suite 300, 200 Barr Harbor Drive, West Conshohocken, PA 19428, by calling 800-883-1212 or by emailing syndicate@boenninginc.com.